SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. 1)<F1>

                            Equivest Finance, Inc.

                               (Name of Issuer)

                    Common Stock, par value $0.05 per share

                        (Title of Class of Securities)

                                   29476H403

                                (CUSIP Number)

                             Eric C. Cotton, Esq.
                                General Counsel
                            Equivest Finance, Inc.
                               2 Clinton Square
                           Syracuse, New York  13202
                                (315) 422-9088

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 10, 1998

            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

                        (Continued on following pages)

                             (Page 1 of 25 Pages)
____________________
[FN]
<F1>      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

______________________________                       __________________
CUSIP No.   29476H403                13D             Page 2 of 25 Pages
______________________________                       __________________

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
____________________________________________________________________________
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Richard C. Breeden, as Trustee
____________________________________________________________________________
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /

                                                                     (b) / /
____________________________________________________________________________
 3   SEC USE ONLY

____________________________________________________________________________
 4   SOURCE OF FUNDS*
          00
____________________________________________________________________________
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                   / /
____________________________________________________________________________
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
____________________________________________________________________________
                 7    SOLE VOTING POWER
                      20,121,603
  NUMBER OF     ____________________________________________________________
   SHARES        8    SHARED VOTING POWER
BENEFICIALLY          0
  OWNED BY      ____________________________________________________________
    EACH        9     SOLE DISPOSITIVE POWER
 REPORTING            20,121,603
  PERSON        ____________________________________________________________
   WITH         10    SHARED DISPOSITIVE POWER
                      0
____________________________________________________________________________
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          20,121,603
____________________________________________________________________________
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         / /
____________________________________________________________________________
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          89.4%
____________________________________________________________________________
 14  TYPE OF REPORTING PERSON*
          00
____________________________________________________________________________

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                    Page 3 of 25 Pages

     Items 3, 4, 5 and 7 of the Statement filed pursuant to Rule 13d-1 under
Section 13(d) (the "Schedule 13D") of the Securities Exchange Act of 1934, as amended, by Richard C. Breeden, as the trustee in bankruptcy (the "Trustee") for The Bennett Funding Group, Inc. ("BFG") and Bennett Management & Development Corp. ("BMDC"), on March 18, 1998, are amended and restated as set forth below.


Item 3.   Source and Amount of Funds or Other Consideration.

     The Trustee has acquired 20,121,603 shares of Common Stock, $0.05 par value per share (the "Shares"). The Trustee initially acquired 7,121,285 Shares upon his appointment as Trustee on April 18, 1996. See Item 4. Subsequent to such date, 600,000 additional Shares were returned to the Trustee.
     On October 30, 1997, the Trustee acquired (i) 4,645,596 Shares in exchange for $24,970,078.55 of debt owed by Resort Funding, Inc., a wholly owned subsidiary of Equivest, to BFG, (ii) 7,500,000 Shares upon the conversion of 3,000 shares of Equivest's Convertible Preferred Stock, (iii) 23,721 Shares as a stock dividend on such shares of Convertible Preferred Stock and (iv) 180,279 Shares as a stock dividend on the shares of Series 2 Preferred Stock held by him.
     On March 31, 1998, the Trustee acquired 50,722 Shares as a stock dividend on the shares of Series 2 Preferred Stock held by him.
     On July 15, 1998, Mr. Breeden donated to Syracuse University the 3,000 Shares that he had acquired on November 14, 1997 with personal funds.


Item 4.   Purpose of Transaction.

     On March 29, 1996, BMDC and BFG filed voluntary petitions for reorganization (Case Nos. 96-61376 and 96-61379, respectively) under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of New York (the "Bankruptcy Court"). On April 18, 1996, the U.S. Department of Justice appointed, and the Bankruptcy Court approved, Mr. Breeden as Trustee for BMDC and BFG, as well as for certain other related debtors. Mr. Breeden has acquired 20,121,603 Shares as Trustee.
     On July 10, 1998, the Trustee filed a motion in the Bankruptcy Court (i) to exchange 10,000 shares of Equivest's Series 2 Preferred Stock for 1,860,465 Shares (the "Exchanged Shares") and (ii) to sell all the Shares held by the Trustee, including the Exchanged Shares, in a registered public offering.


Item 5.   Interest in Securities of the Issuer.

     The Trustee is the beneficial owner of 20,121,603 Shares representing 89.4% of the outstanding Shares. The Trustee has sole power to vote and to direct the disposition of the Shares he holds, subject to approval of the Bankruptcy Court for the Northern District of New York, which must approve any such action.

                                                    Page 4 of 25 Pages

Item 7.   Material to be Filed as Exhibits.

     Exhibit 1: Notice of Evidentiary Hearing on Trustee's Motion under 11 U.S.C. Section 363(b) to Sell Common Stock in Equivest Finance, Inc. to Underwriters in Registered Public Offering and to Exchange Preferred Stock in Equivest for Common Stock

                                                    Page 5 of 25 Pages

                                   SIGNATURE


          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement (relating to the Statement on Schedule 13D for Equivest Finance,

Inc.) is true, complete and correct.



DATED:    August 5, 1998


                                            /s/ Richard C. Breeden
                                       ___________________________________
                                       Name:    Richard C. Breeden, as
                                                Trustee